                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                   For the fiscal year ended December 31, 2003

                                       OR

[ ]   TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                 For the transition period from ______ to _____.

                          Commission file number 1-313

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN
                 -----------------------------------------------
                            (Full title of the plan)


   THE LAMSON & SESSIONS CO., 25701 Science Park Drive, Cleveland, Ohio 44122
   --------------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                            THE LAMSON & SESSIONS CO.
                              DEFERRED SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002







                                CIUNI & PANICHI
                  --------------------------------------------
                          CERTIFIED PUBLIC ACCOUNTANTS

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

                                TABLE OF CONTENTS

                                                                       Page
Independent Auditor's Report                                             4

Financial Statements

         Statements of Net Assets Available for Benefits                 5
                  - Modified Cash Basis

         Statements of Changes in Net Assets Available for Benefits      6
                  - Modified Cash Basis

Notes to the Financial Statements                                        7

Schedule of Assets Held at End of Year                                  16





                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Lamson & Sessions Co.

We have audited the accompanying statement of net assets available for benefits -- modified cash basis of The Lamson & Sessions Co. (the "Company") Deferred Savings Plan (the "Plan") as of December 31, 2003 and the related statement of changes in net assets available for benefits -- modified cash basis for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 2002, were audited by other auditors whose report dated May 29, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Lamson & Sessions Co. Deferred Savings Plan as of December 31, 2003 and changes in its net assets available for benefits for the year then ended in conformity with the modified cash basis of accounting.

As described in Note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ciuni & Panichi, Inc.
Cleveland, Ohio
June 10, 2004

                   THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS

                                                             DECEMBER 31,         2003            2002
                                                                              -----------     -----------
                          ASSETS
CASH                                                                          $   121,934     $    22,160
INVESTMENTS, AT FAIR VALUE:
         Common/collective trust fund                                           6,578,183       5,954,505
         Registered investment companies                                       25,210,619      18,437,684
         Lamson & Sessions Company stock                                        2,679,263       1,384,633

INVESTMENTS, AT ESTIMATED FAIR VALUE:
         Participant loans                                                        736,838         790,297
         Cash surrender value of life insurance                                   121,400         121,400
                                                                              -----------     -----------
         Total investments                                                     35,326,303      26,688,519

RECEIVABLES:
         Employer's contribution                                                       --         281,136
         Participant's contributions                                                   --          79,325
         Other                                                                         --           1,687
                                                                              -----------     -----------
                                                                                       --         362,148
                                                                              -----------     -----------
                         Total Assets                                          35,448,237      27,072,827
                                                                              -----------     -----------
                         LIABILITIES
         Accounts payable                                                         110,952          25,058
                                                                              -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                                             $35,337,285     $27,047,769
                                                                              ===========     ===========









    The accompanying notes are an integral part of these financial statements.

                   THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS - MODIFIED CASH BASIS

                                                 YEARS ENDED DECEMBER 31,          2003             2002
                                                                              ------------     ------------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
    Investment income
        Interest and dividends                                                $    701,200     $    792,891
        Net appreciation in fair value of investments                            6,453,667               --
                                                                              ------------     ------------
                                                                                 7,154,867          792,891
    Contributions
        Employee salary deferrals                                                2,204,379        2,134,263
        Employer matching and profit sharing                                       995,171        1,256,693
        Rollover contributions                                                      58,241           24,627
                                                                              ------------     ------------
                                                                                 3,257,791        3,415,583
    Assets from merged plan                                                             --          888,245
                                                                              ------------     ------------
         TOTAL ADDITIONS                                                        10,412,658        5,096,719

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
     Benefits paid to participants                                               2,120,389        2,208,084
     Net depreciation in fair value of investments                                      --        4,166,228
     Insurance premiums                                                              2,753            3,351
                                                                              ------------     ------------
         TOTAL DEDUCTIONS                                                        2,123,142        6,377,663
                                                                              ------------     ------------
         NET INCREASE (DECREASE) IN NET ASSETS                                   8,289,516       (1,280,944)

NET ASSETS AVAILABLE FOR BENEFITS:
         BEGINNING OF YEAR                                                      27,047,769       28,328,713
                                                                              ------------     ------------
         END OF YEAR                                                          $ 35,337,285     $ 27,047,769
                                                                              ============     ============








   The accompanying notes are an integral part of these financial statements.

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

NOTE A - DESCRIPTION OF PLAN

      The following description of The Lamson & Sessions Co. (the "Company") Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      1.    GENERAL

      The Plan is a defined contribution plan covering substantially all employees of the Company. Employees are eligible to participate in the Plan on the first day of the calendar quarter after which they have attained the age of 21 (age 18 for Pyramid Industries II, Inc. salaried and non-union hourly employees) and completed one-half (1/2) year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Company is the Plan's administrator. The 401(k) Company is the Plan's record keeper. The Plan's custodian is the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing").

      2.    CONTRIBUTIONS

      Each year, participants contribute 1% to 15% of their eligible compensation (pre-tax contributions), as defined in the Plan. The Company contributes a matching contribution equal to 50% of the participant's contribution, not to exceed 6% of the participant's compensation for any plan year.

      For each salaried participant for whom a salary reduction contribution has been made, the employer shall also contribute an additional matching contribution equal to 25% of such salary reduction contribution, up to the first 6% of the participant's contribution. This additional contribution is required to be contributed or initially invested in the Lamson & Sessions Stock Fund. Immediately following such contribution or initial investment in stock, the participant shall have the ongoing option to redirect the investment of such matching contributions among the investment options available under the Plan.

                      THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

NOTE A - DESCRIPTION OF PLAN - CONTINUED

      2.    CONTRIBUTIONS - CONTINUED

      In addition, the Company can make discretionary matching contributions. Based on the Company's annual financial performance, the Company may make an additional matching contribution. This additional matching contribution, if any, will be a percentage as determined by the Board of Directors or its delegate and is initially invested in Lamson & Sessions stock. Participants are also eligible to receive an additional discretionary matching contribution if they were employed with the Company on the last day of the Plan year for which the contribution is made and they have completed one year of service during the Plan year.

      3.    PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions and earnings on those contributions. Forfeitures due to the distribution of a participant's account before the participant has become fully vested reduce subsequent Company contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      4.    VESTING

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on Years of Service as defined by Plan provisions. A participant is fully vested after five years.

                      THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

NOTE A - DESCRIPTION OF PLAN - CONTINUED

      5.    PARTICIPANT LOANS

      Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested balance in all their accounts reduced by their highest outstanding loan balance within the twelve (12) preceding months. Loan transactions are treated as transfers to (from) the investment fund from (to) the Participant Notes fund. A loan must be repaid through payroll withholding, the repayments must be periodic, and the term must not exceed five (5) years unless the proceeds are used to acquire a home. Such loans can be repaid over a maximum of fifteen (15) years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the trustees on the date the loan is made. Interest rates currently charged on outstanding balances range from 5.10 percent to 10.74 percent.

      6.    PAYMENT OF BENEFITS

      On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, or in annual installments. Withdrawals from a participant's account may be made prior to termination, subject to certain restrictions as defined by the Plan.

      7.    PLAN EXPENSES

      The Lamson & Sessions Co. absorbs substantially all costs to administer the Plan.

      8.    FORFEITURES

      Forfeited non-vested accounts are used to reduce employer contributions. In 2003 and 2002, the amount of forfeited non-vested accounts which were applied to reduce such contributions were $62,179 and $68,689, respectively.

                           THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

NOTE A - DESCRIPTION OF PLAN - CONTINUED

      9.    OTHER

      Prior to January 1, 1998, the Plan also offered participants the option to invest in life insurance. Participants with portions of their accounts invested in life insurance at January 1, 1998 have the option of keeping the insurance in place. Additional investments in insurance are no longer permitted.

      Effective January 1, 2002 salaried and non-union hourly employees of Pyramid Industries II, Inc., a subsidiary of the Company, who attained age 18 and had completed six months of service became eligible to participate in the Plan. Effective July 1, 2002 union hourly employees of Pyramid Industries II, Inc. who obtained age 21 and had completed six months of service became eligible to participate in the Plan. Effective August 1, 2002, the Pyramid Industries II, Inc. Retirement Plan and the Pyramid Industries II, Inc. Union Employees Profit Sharing Plan were merged with and into the Plan to form a single plan. Total assets merged from the Pyramid Plans were $888,245 for the year ended December 31, 2002.

                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

NOTE B - SUMMARY OF ACCOUNTING POLICIES

      1.    BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared under the modified cash basis of accounting. Under this basis, contributions which are withheld by the Plan sponsor but not allocated to participant accounts at year-end are recorded as a receivable. In addition pending trades and certain withholdings are included in accrued expenses.

      2.    INVESTMENT VALUATION AND INCOME RECOGNITION

      The Plan's investments are stated at fair value except for participant loans and life insurance contracts. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at their outstanding principal balance, which approximates fair value. Life insurance contracts are valued at cash surrender value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded when received.

      3.    PAYMENT OF BENEFITS

      Benefits are recorded when paid.

      4.    USE OF ESTIMATES

      The preparation of financial statements, in conformity with the modified cash basis of accounting, requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      5.    RECLASSIFICATION

      Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

                    THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

NOTE C - INVESTMENTS

      The following presents investments at December 31, 2003 and 2002 that represent 5% or more of the Plan's net assets.

                                               2003           2002
                                               ----           ----
Bond Fund of America                       $3,635,956     $3,239,761
EuroPacific Growth Fund                     2,584,245      1,753,291
Stable Value Fund                           6,578,183      5,954,505
Fundamental Investors                       6,874,560      4,917,710
Franklin Balance Sheet Investment Fund      2,919,135      2,108,506
Fidelity Advisor Equity Growth Fund         4,631,629      3,364,264
Lamson & Sessions Company Stock Fund        2,679,263      1,384,633


      During 2003 and 2002, the Plan's investments, including investments bought, sold and held during the year, appreciated (depreciated) in value by $6,453,667 and ($4,166,228), respectively, as follows:

                                                          2003             2002
                                                      -----------      -----------
Mutual funds at fair value as determined              $ 5,288,295      $(3,448,221)
by quoted market prices

Life insurance contracts at cash surrender value               --          (16,322)

The Lamson & Sessions Co. stock at
fair value as determined by quoted market
prices                                                  1,165,372         (701,685)
                                                      -----------      -----------
                                                      $ 6,453,667      $(4,166,228)
                                                      ===========      ===========


                 THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

NOTE D - TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated May 7, 2002, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and Plan's tax counsel believe the Plan is designed and is currently operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE E - PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100% vested in their accounts.

NOTE F - RELATED PARTY TRANSACTIONS

      The Lamson & Sessions Stock Fund invests in Lamson & Sessions Co. common stock, which is traded on the New York Stock Exchange under the symbol LMS. The fund maintains short-term cash sufficient to meet its estimated daily cash needs. The fund purchases shares of Lamson & Sessions Co. common stock on the open market at open market prices. Transactions in the fund qualify as permitted party-in-interest transactions.

NOTE G - RISKS AND UNCERTAINTIES

      The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                    THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

NOTE H - AMENDMENT

The Plan was amended on December 22, 2003 to allow, effective January 1, 2003, certain hourly associates to be included in discretionary matching contributions.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

              Net assets available for benefits per the
              financial statements                           $35,337,285

              Amounts allocated to withdrawing
              participants                                      (650,215)
                                                             -----------

              Net assets available for benefits per the
              Form 5500                                      $34,687,070
                                                             ===========

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 to Form 5500:

              Benefits paid to participants per the
              financial statements                           $ 2,120,389

              Add: Amounts allocated to withdrawing
              participants at December 31, 2003                  650,215
                                                             -----------

              Benefits paid to participants per form
              5500                                           $ 2,770,604
                                                             ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

-------------------------------------------------------------------------------

                            SUPPLEMENTAL INFORMATION

-------------------------------------------------------------------------------

                      THE LAMSON & SESSIONS CO. DEFERRED SAVINGS PLAN

SCHEDULE H, LINE 4i SCHEDULE OF ASSETS HELD AT END OF YEAR EIN: 34-0349210 PLAN:028

                                DECEMBER 31, 2003

     COLUMN A                  COLUMN B                                   COLUMN C                           COLUMN E
     --------                  --------                                   --------                           --------
                           IDENTITY OF ISSUE,
                               BORROWER,
                              LESSOR OR                                DESCRIPTION OF                        CURRENT
                             SIMILAR PARTY                               INVESTMENT(1)                        VALUE
                             -------------                               ----------                           -----

                   American Funds                   Bond Fund of America                                  $  3,635,956

                                                    EuroPacific Growth Fund                                  2,584,245

                                                    Fundamental Investors                                    6,874,560

                   Franklin Templeton               Developing Markets Fund                                    542,562

                                                    Balance Sheet Investment Fund                            2,919,135

                                                    Real Estate Securities                                   1,686,362

                   Fidelity                         Advisor Equity Growth Fund                               4,631,629

                   Lord Abbett                      Developing Growth A                                      1,616,673

                   Invesco                          Stable Value Fund                                        6,578,183

                   New England                      Cash Value of Insurance                                    121,400

                   Putnam                           International Capital Opportunities Fund                   719,497

        *          Lamson & Sessions                Stock Fund                                               2,679,263
                                                                                                          ------------
                                                                                                            34,589,465

                   Participant Loans                Participant loans with various rates
                                                         of interest from 5.10% to 10.74%
                                                         and various maturity dates
                                                         through 2017                                          736,838
                                                                                                          ------------
         TOTAL ASSETS HELD AT END OF YEAR                                                                 $ 35,326,303
                                                                                                          ============




*Party-In-Interest

(1) Including maturity date, rate of interest, collateral, par or maturity value, where applicable.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             THE LAMSON & SESSIONS CO.
                                             DEFERRED SAVINGS PLAN


Date:  June 29, 2004                        By: /s/ James J. Abel
                                                 -------------------------------
                                                 James J. Abel
                                                 Trustee

                                  EXHIBIT INDEX

     EXHIBIT                   EXHIBIT
     NUMBER                    DESCRIPTION
     -------                   -----------
     23                        Consent of Ciuni & Panichi